Mail Stop 4561

September 29, 2009

Arunkumar Rajapandy
Chief Executive Officer
Digital Yearbook, Inc.
3938 E Grant Rd, #453
Tucson, Arizona 85712

Dear Rajapandy:

We have completed our review of your Item 4.02 Form 8-K filed on September 16, 2009 and your Item 4.02 Form 8-K/A filed on September 29, 2009 and your response letters filed on September 16, 2009 and September 29, 2009 in response to the issues raised in our letters dated September 1, 2009 and September 16, 2009 and do not, at this time, have any further comments.

Sincerely,

Stephen Krikorian
Accounting Brach Chief